SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.



                           Form U-57/A
                        (Amendment No. 1)


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under section 33(a) of the
     Public Utility Holding Company Act of 1935, as amended






          Transcontinental Capital Corp. (Bermuda) Ltd.
                (Name of foreign utility company)





                      Seaboard Corporation
(Name of filing company, if filed on behalf of a foreign utility company)
Item 1.

     Transcontinental Capital Corp. (Bermuda) Ltd., a Bermuda corporation ("TCC"), is a wholly owned subsidiary of Seaboard Overseas Limited, a Bahamas corporation, which is a wholly owned subsidiary of Seaboard Corporation. TCC has a business address at Calle Fantino Falco, #24, Edificio J. Baez, 4Ta Planta, Ensanche Naco, Santo Domingo, Dominican Republic. TCC owns a floating power generating facility, capable of producing 40 megawatts of power, located in the Port of Rio Haino in Santo Domingo, Dominican Republic. TCC also operates an electric power generating facility, capable of producing 17 megawatts of power, located in Cotui, Dominican Republic. Power generated at such facilities is distributed and sold entirely outside of the United States.

Item 2.

     TCC has no domestic associate public utility company.

                            SIGNATURE

     The undersigned company has duly caused this statement to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                        SEABOARD CORPORATION



                                     By: /s/ Robert L. Steer
                                         Robert L. Steer, Vice President-Chief
                                         Financial Officer (Authorized officer
                                         and principal financial and accounting
                                         officer)




Date: June 18, 1998